Exhibit 99.9

PRESS RELEASE

South Korea: TotalEnergies Signs LNG Long-Term Sale
Contract with Hanwha Corporation

Daegu, May 24, 2022 – Against the backdrop of World Gas Conference 2022, TotalEnergies announces the signing of a Sale and Purchase Agreement (SPA) with the Korea’s Hanwha Energy Corporation for the supply of 600,000 metric tons of liquefied natural gas (LNG) per year over 15 years, starting in 2024.

The LNG will be sourced from TotalEnergies’ global LNG portfolio, delivered to the Tongyeong regasification terminal in South Korea, and then used to supply Hanwha & HDC’s greenfield 1 GW power plant currently under construction next to the terminal.

“We are pleased to extend our long-standing cooperation with Hanwha, with whom we are already partnering on the Daesan petrochemical site, and in the United States for the development of 1.6 GW of renewables. With this new contract, TotalEnergies increases its natural gas shipments to South Korea, the world’s third largest importer of LNG in 2021. Our Company is keen to support the country’s switch away from coal for power generation, with both LNG supplies and renewables projects, such as our significant “Bada” 2 GW offshore wind project,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies.

“It is significant that we have secured business stability by signing a long-term contract with our long-lasting partner TotalEnergies, even though the volatility of the LNG market has increased more than ever due to the recent unstable international situation. It will serve as a great foundation for our Tongyeong project, and I think the success of the Tongyeong project will have a great impact on our future LNG businesses. Eventually in the long term, the company will grow steadily with a business portfolio of solar power, ESS, and LNG,” said Jung In Sub, Chief Executive Officer of Hanwha Energy Corporation.

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TotalEnergies, The World’s Third-Largest Low-Carbon LNG Company

TotalEnergies is the world’s third-largest low-carbon LNG company, with a global market share of around 10% and a global portfolio of nearly 50 Mt/y by 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, trading, and LNG bunkering. TotalEnergies ambition is to increase the share of natural gas in its sales mix to 50% by 2030, reduce the gas value chain’s carbon emissions, eliminate methane emissions, and work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).